Exhibit 4b	September 30, 2004

Via Facsimile and Overnight Delivery Service

Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002
Attention:  Robert M. Garneau
         Executive Vice President & Chief Financial Officer

 Re:  Amendment to Credit Agreement

Dear Mr. Garneau:

 Reference is hereby made to:

 (a) The Credit Agreement dated as of July 29, 2002 (as amended, restated, supplemented or otherwise modified, the “Credit Agreement”) by and among Wachovia Bank, National Association, as Lender (“Wachovia”), Kaman Corporation, as borrower and guarantor (“Kaman”), and RWG Frankenjura-Industrie Flugwerklager GmBH, as borrower; and

 (b) The Revolving Credit Agreement dated as of November 13, 2000 (as amended, restated, supplemented or otherwise modified, the “Revolving Credit Agreement”), by and among Kaman, the banks party thereto and The Bank of Nova Scotia (“Scotiabank”) and Fleet National Bank (“Fleet”) as the Co-Administrative Agents for the banks.

 All capitalized undefined terms used in this letter shall have the meanings assigned thereto in the Credit Agreement.

 You have informed us that the Revolving Credit Agreement has been amended as of the date hereof by Amendment No. 3 to Revolving Credit Agreement dated as of September 30, 2004 (“Amendment No. 3”) in the form attached hereto as Exhibit A. Wachovia, as a bank under the Revolving Credit Agreement has approved Amendment No. 3. Pursuant to the terms of Section 11.17 of the Credit Agreement and subject to the terms of this letter, Wachovia hereby amends the Credit Agreement to incorporate the terms of Amendment No. 3 as applicable to the Credit Agreement.

 Except as expressly set forth herein, the Credit Agreement shall continue to be, and shall remain, in full force and effect. This letter shall not be deemed to be a modification or amendment of any other term or condition of the Credit Agreement or to prejudice any other right or remedies which the Lender may now have or may have in the future under or in connection with the Credit Agreement or any other Loan Document or any of the instruments or agreements referred to therein, as the same may be amended, restated or otherwise modified from time to time. This document is part of the Credit Agreement and constitutes a Loan Document thereunder.

 The amendments set forth in this letter shall become effective upon: (a) receipt by the Lender of the fully executed copy hereof, and (b) payment in full by Kaman to the Lender of an amendment fee of $4,750.00.

 The Borrower hereby agrees to pay all reasonable out-of-pocket expenses of the Lender in connection with the preparation, execution and delivery of this letter, including, without imitation, the reasonable fees and disbursements of counsel for the Lender.

 This letter and the rights and obligations of the parties hereunder shall be construed in accordance with and be governed by the laws of the State of Connecticut, without reference to the conflicts or choice of law principles thereof.

Very truly yours,

WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ Robert Sevin

Name: Robert Sevin
Title: Director

ACKNOWLEDGED AND AGREED TO:

KAMAN CORPORATION

By:	/s/ Robert M. Garneau

Name: Robert M. Garneau
Title: Executive Vice President and Chief Financial Officer

RWG FRANKENJURA-INDUSTRIE FLUGWERKLAGER GMBH

By:	/s/ Robert M. Garneau

Name: Robert M. Garneau
Title: Prokurist